First Community Financial Partners, Inc.
2801 Black Road, Joliet, Illinois 60435

January 29, 2013

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:    First Community Financial Partners, Inc.
(File Nos. 333-185041, 333-185043 and 333-185044)

Ladies and Gentlemen:
The undersigned, First Community Financial Partners, Inc. (the “Company”), pursuant to the provisions of Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby requests that the Commission grant acceleration of the effectiveness of the Company’s Registration Statements on Form S-4 (File Nos. 333-185041, 333-185043 and 333-185044) so that they may become effective on Thursday, January 31, 2013, or as soon as practical thereafter.
On behalf of the Company, the undersigned acknowledges that: (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings, (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
FIRST COMMUNITY FINANCIAL PARTNERS, INC.
By: /s/ Patrick J. Roe
Name:    Patrick J. Roe
Title:    Chief Executive Officer